

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. David Bronicheski
Chief Executive Officer
Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario
L6H 7H7, Canada

>   **Re: Algonquin Power & Utilities Corp.**
>   **Form 40-F for the Year Ended December 31, 2010**
>   **Filed April 1, 2011**
>   **Form 6-K Filed August 15, 2011**
>   **File No. 0-53808**

Dear Mr. Bronicheski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2010

General

1. In an appropriate place in your filing please provide a cross-reference to your audited annual financial statements and accompanying management's discussion and analysis. Please see General Instruction B.3 to Form 40-F.

Cover Page

2. We note you have disclosed your primary SIC code as 1600. The SIC code for your
    company in the EDGAR system appears to be 4911. In future filings, please revise your
    cover page accordingly. You may also wish to consult the SIC Code List, which is
    available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Disclosure Controls and Procedures, page 2

3. We note your disclosure that your "CEO and the CFO have concluded that as of
    December 31, 2010, APUC's disclosure controls and procedures were adequately
    designed and effective in ensuring that…(ii) material information required to be disclosed
    in its reports filed under the Exchange Act is accumulated and communicated to
    management, including the CEO and CFO, as appropriate, to allow for accurate and
    timely decisions regarding required disclosure." As you have included a portion of the
    definition of disclosure controls and procedures in describing your evaluation of and in
    making your effectiveness conclusion regarding your disclosure controls and procedures,
    you must include the entire definition. Please confirm that in future filings, you will
    revise to:

•   clarify that all information required to be disclosed has been disclosed and not just the
    material information; and

•   specify that both the information required to be disclosed in reports both filed and
    submitted under the Exchange Act has been accumulated and communicated to
    management, including the CEO and CFO, as appropriate to allow timely decisions
    regarding required disclosure.

    Alternatively, you may simply omit the definition of disclosure controls and procedures
    and state that the officers concluded that your disclosure controls and procedures are
    effective.

Exhibit 99.1, Annual Information Form for the Year Ended December 31, 2010

4. Given the usage of numerous abbreviations and acronyms in your document, please
    consider providing an index or glossary of abbreviations, acronyms and industry terms
    used in your annual information form, as we believe this would be helpful to your
    readers.

Exhibit 99.2, Annual Audited Financial Statements for the Year Ended December 31, 2010

Notes to the Consolidated Financial Statements, page 10

Note 2. Recently Issued Accounting Pronouncements Not yet Adopted and Accounting
Framework, page 18

5. We note that you elected to adopt and report your financial statements under US GAAP
   commencing with the first quarter of 2011. Please tell us why you elected to adopt US
   GAAP as of January 1, 2011.

Exhibit 99.3, Management's Discussion & Analysis for the Year Ended December 31, 2010

Non-GAAP Performance Measures, page 31

6. We note your presentations and reconciliations of your non-GAAP measures adjusted
   EBTIDA and adjusted net earnings. We note that you disclose examples of adjustments
   for each of your non-GAAP measures; however, you do not clearly define either non-
   GAAP measure. In future filings, please clearly define adjusted EBITDA and adjusted
   net earnings so that an investor can discern any and all of the adjustments you include in
   your non-GAAP measures.

Form 6-K filed August 15, 2011

Exhibit 99.1, Second Quarter 2011 Management's Discussion and Analysis

Interim Management's Discussion and Analysis, page 1

Key Selected Six Month Financial Data, page 6

7. We note your disclosure of per share cash provided by operating activities at the bottom
   of page seven for the six month period ended June 30, 2011 and in the middle of page
   nine for the three month period ended June 30, 2011. In future filings, please refrain
   from presenting cash flow per share amounts in accordance with ASC 230-10-45-3 and
   ASR 142.

<u>Exhibit 99.4, Second Quarter 2011 Consolidated Financial Statements and Notes to Consolidated
Financial Statements</u>

<u>Notes to the Unaudited Interim Consolidated Financial Statements, page 5</u>

<u>Note 7. Regulatory assets and liabilities, page 21</u>

8. Please tell us and disclose in future filings whether you earn a return on your regulatory
    assets. Please refer to ASC 980-340-50-1.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose
   the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by
   the Commission or any person under the federal securities laws of the United States.

    You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder,
Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial
statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or
Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other
comments. You may contact me at (202) 551-3737 with any other questions.

                                            Sincerely,

                                            /s/ Jennifer Thompson

                                            Jennifer Thompson
                                            Accounting Branch Chief